082-03116

GREAT QUEST
METALS LTD.

SEC
Mail Processing
Section

JAN 15 2008

Washington, DC
101

January 8, 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street NW
Mail Stop 3-7
Washington, DC
USA, 20549

[redacted]

08000279

SUPPL

To Whom It May Concern:

RE: Great Quest Metals Ltd. (the "Company")

Enclosed, for your files, is one copy of the Company's news release that was issued on January 8, 2008. This release was sent to the TSX Venture Exchange, BC Securities Commission and Canada Stockwatch.

Yours truly,

GREAT QUEST METALS LTD.

PROCESSED
JAN 28 2008 E
THOMSON
FINANCIAL

J. Nestoruk

Jennifer Nestoruk
Corporate Secretary

/jn
enclosure

dw 1/22

Suite 515, 475 Howe Street, Vancouver, BC V6C 2B3 Tel: 604-689-2882 Fax: 604-684-5854
Website: www.greatquest.com Email: info@greatquest.com

GREAT QUEST
METALS LTD.

Suite 515, 475 Howe Street
Vancouver, BC, Canada V6C 2B3

Tel: 604-689-2882
Fax: 604-684-5854

Website: www.greatquest.com
Email: info@greatquest.com

January 8, 2008

Great Quest Metals Closes $1,169,475 in Flow-Through and Non-Flow-Through Financings

VANCOUVER, BC -- Willis W. Osborne, President of Great Quest Metals Ltd. (TSXV: GQ; Frankfurt: GQM), is pleased to announce the closing of non-brokered private placements of $764,600 in flow-through funds and $404,875 in non-flow-through funds.

The private placements were completed in two tranches with the first tranche being completed by the MineralFields Group. This tranche consisted of 1,851,849 flow-through units priced at $0.27 per unit for proceeds of $500,000. Each flow-through unit consists of one common share and one-half of a one year, transferable share purchase warrant. Each full warrant entitles the holder to purchase one common share of the Company's capital stock at a price of $0.40 until December 19, 2008. MineralFields also purchased 1,190,476 non-flow-through units priced at $0.21 per unit for proceeds of $250,000. Each non-flow-through unit consists of one common share and one, two-year, transferable share purchase warrant. Each warrant entitles the holder to purchase one common share of the Company's capital stock at a price of $0.30 until December 19, 2008 and at a price of $0.40 from December 20, 2008 to December 19, 2009. A finder's fee was paid to the MineralFields Group of 121,693 common shares and compensation options to purchase 243,386 compensation units for a period of 2 years at a price of $0.21 per unit. Each compensation unit consists of one common share and one compensation unit warrant exercisable at a price of $0.30 until December 19, 2008 and at $0.40 per share from December 20, 2008 to December 19, 2009.

The MineralFields Group (a division of Pathway Asset Management) is a Toronto-based mining fund with significant assets under administration that offers its tax-advantaged super flow-through limited partnerships to investors throughout Canada during most of the calendar year, as well as hard-dollar resource limited partnerships to investors throughout the world. Pathway Asset Management also specializes in the manufacturing and distribution of structured products and mutual funds. Information about the MineralFields Group is available at www.mineralfields.com. First Canadian Securities®, a division of Limited Market Dealer Inc., is active in leading resource financings (both flow-through and hard dollar) on competitive, effective and service-friendly terms, with investors both within, and outside of the MineralFields Group.

. . . /2

The second tranche of the private placements consisted of 980,000 flow-through units for proceeds of $264,600 and 737,500 non-flow-through units for proceeds of $154,875 with the same terms as the first tranche except that the warrant expiry dates are December 18 instead of December 19. Finder's fees of $26,412 and 75,600 broker warrants were paid on the second tranche of the flow-through financing with the warrants exercisable at a price of $0.27 until December 18, 2008 and finder's fees of $11,382 and 54,200 broker warrants were paid on the second tranche of the non-flow-through financing with the warrants exercisable at a price of $0.21 until December 18, 2008.

The Company is also pleased to announce participation in the private placements by M Partners Inc., out of Toronto, and Blackmont Capital, Canaccord Capital Corp., Haywood Securities Inc., Leede Financial Markets Inc., and PI Financial Corp., all out of Vancouver.

All shares issued are subject to a four-month hold period and may not be traded in British Columbia until April 19, 2008.

ON BEHALF OF THE BOARD OF DIRECTORS
OF GREAT QUEST METALS LTD.

"Willis W. Osborne"
Willis W. Osborne
President

For additional information please contact:

Investor Relations:
George Butterworth: 604-689-2882
Toll Free: 877-325-3838

12g3-2(b) Exemption #82-3116
Standard & Poor's Listed
Trading Symbol: GQ Frankfurt Exchange: GQM

END